SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Net income of R$340 million and EBITDA of R$948 million

São Paulo, Brazil, May 10, 2006

Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) announces its results for the first quarter of 2006 (1Q06), in accordance with Brazilian accounting principles and denominated in Reais. The comments presented herein refer to consolidated results and comparisons refer to the first quarter of 2005 (1Q05), unless otherwise stated. On March 31, 2006, the Real/Dollar exchange rate was R$ 2.1724.

Executive Summary
  Net income of R$340 million. Despite the accident in Blast Furnace #3, net income remained flat compared to the previous quarter.
  Accumulated net revenue of R$ 2.0 billion, lower than the revenue reported in the quarter before and in the first three months of 2005, due to the drop in sales volume.
  EBITDA of R$ 948 million, already accounting for 30-days deductible in insurance for profit loss. Discounting the provision for profit loss, margin would be 40%, still one of the highest of the sector.
  EBITDA margin for CSN has been over 40% since third quarter of 2002.
  Average prices 7% over the prior quarter. The 13% increase in export prices during the quarter reflected the upward trend in the international markets.
  Lower sales volume as a consequence of loss in the output levels due to the accident in Blast Furnace #3.
  Coated products accounted for 58% of the total sales in the quarter.
  The Company increased its share of the distribution (23% to 28%) and home appliane markets (from 30% to 33).
  Gross debt remained flat over the previous quarter (R$ 8,790 million).
  Net financial expenses dropped by 74%, due to gains from treasury transactions.
  Dividend payments totaled R$ 937 million in February.
  Recent Developments: acquisition of Prada, outright control of Lusosider, additional dividend payments of R$387 million, re-election of the Board of Directors, issuance of R$600 million non-convertible debentures.

Consolidated Highlights	1Q05	4Q05	1Q06

Crude Steel Production (thousand t)	1,167	1,355	540
Sales Volume (thousand t)	1,197	1,350	997
Domestic Market	897	598	604
Exports	300	752	393
Net Revenue per unit (R$/t)	2,133	1,581	1,688
Financial Data (RS MM)	0	0	0
Net Revenue	2,862	2,408	1,953
Gross Income	1,383	1,065	736
EBITDA	1,407	1,053	787
Adjusted EBITDA	1,407	1,053	948
Net Income	717	352	340
Net Debt (R$ MM)	3,511	4,699	5,010

Consolidated Highlights	1Q06 X 1Q05	1Q06 X 4Q05
	(Ch.%)	(Ch.%)
Crude Steel Production (thousand t)	-53.7%	-60.1%
Sales Volume (thousand t)	-16.6%	-26.1%
Domestic Market	-32.6%	1.1%
Exports	31.1%	-47.7%
Net Revenue per unit (R$/t)	-20.9%	6.8%
Financial Data (RS MM)
Net Revenue	-31.8%	-18.9%
Gross Income	-46.8%	-30.9%
EBITDA	-44.0%	-25.2%
Adjusted EBITDA	-32.6%	-10.0%
Net Income	-52.5%	-3.4%
Net Debt (R$ MM)	42.7%	6.6%

Bovespa: CSNA3 R$ 66.65/share	Investor Relations Team
NYSE: SID US$ 31.42/ADR (1 ADR = 1 share)	Marcos Leite Ferreira – 55-11-3049-7588 (marcos.ferreira@csn.com.br)
Total shares = 272,067,946	Geraldo Colonhezi – 55-11-3049-7593 (geraldo.colonhezi@csn.com.br)
Market Cap: R$ 18.5 billion / US$ 8.5 billion	José Eduardo Szuster – 55-11-3049-7526 (jose.szuster@csn.com.br)
Prices on 3/31/2006	Renata Kater – 55-11-3049-7592 (renata.kater@csn.com.br)
www.csn.com.br

Economic and Sector Outlook

     The pace of the upturn in international steel prices that began in 2005 continued throughout the first quarter of 2006. In the North American and European markets, the increase in apparent consumption due to the replenishing of inventories, combined with the slowdown in supply growth, which dashed expectations of higher imports, were the key drivers in the price increases. In the Chinese market, the upward price trajectory had been in place since the end of 2005, due to the reduction in output rates by the local steel mills and increased exports of Chinese steel products.

     In Brazil, first-quarter demand for flat steel decreased by 13.3% year-on-year, mainly due to the respective 27.5% and 17.6% drops in the construction and home appliance sectors. The tin plate and distribution sectors also fell by 21.9% and 15.6%, respectively, when compared to the first quarter of the previous year.

     Running counter to the market as a whole, the auto sector performed well in the first three months. According to Anfavea (the auto-makers’ association), vehicle sales in the quarter totaled 418,000, 12.4% up year-on-year.

Output

     As a result of the January 22 accident occurred in Blast Furnace #3, responsible for 70% of the Company’s pig iron production capacity, the volume of crude steel and rolled products produced in the first quarter fell by 41% and 64% quarter-over-quarter, respectively.

     The Company purchased 1,021 thousand tonnes of slabs, only 108,000 tonnes of which were delivered in the quarter, due to the time needed for negotiation, production and shipment to Volta Redonda. In addition, the steel production process was adjusted to permit higher scrap input in order to maximize output while only Blast Furnace #2 is operational.

Output	1Q05	4Q05	1Q06	Accumulated
(in thousand tonnes)				2005	2006
Presidente Vargas Mill (UPV)
Crude Steel	1,167	1,355	540	1,167	540
Rolled Products*	1,134	1,256	751	1,134	751
CSN Paraná*	55	60	77	55	77
GalvaSud*	77	89	57	77	57

*Products delivered for sale

Sales

     Although the Company reduced its inventories of finished and semi-finished products between December and March, sales volume was jeopardized by the accident in Blast Furnace #3.

     The Company ratified the commintment to supplying the domestic market, which present better margins, keeping the delivery of finished products through the use of existing inventory and purchases in the market, aiming at reducing the effects of the accident in Blast Furnance #3 on clients. Domestic market sales remained flat compared to the previous quarter, but exports were reduced. Coated products accounted for almost 70% of foreign shipments, versus 50% for domestic sales. Also, coated products accounted for 58% of the total sales.

     In comparison with the fourth quarter of 2005, the Company’s increased its share of the distribution (23% to 28%) and home appliance markets (from 30% to 33%), while its slice of the construction and auto markets fell from 47% to 36% and 15% to 13%, respectively.

Prices

     Despite the 7% appreciation of Real against dollar, average prices rose by 7% over the previous quarter, led by hot and cold-rolled exports. The healthy international prices were due to strong demand by final consumers, the buildup of distributors’ inventories, and a shortfall in supply, especially in the American market where various blast furnace repairs led to delays in the production schedule. In Brazil, prices are expected to go up in the second and third quarters thanks to prospects of an improved economic climate, with lower interest rates and incentives for the construction and agricultural sectors, among other factors. In this context, the Company has already announced a 5% average price hike as of June.

Net Revenues

     Although the average price was higher this quarter, this was not enough to offset the slide in sales volume, which was particularly sharp in the export market.

Production Costs (parent company)

    The decline in output caused by the stoppage of Blast Furnace #3 led to an across-the-board cost reduction, generating quarter-over-quarter and year-on-year savings of R$294 million (-60%) and R$242 million (-54%), respectively. On the other hand, unit production costs moved up 63% and 47% in the same comparative basis.

    In year-on-year terms, the biggest reductions came from coke (R$168 million), coal (R$61 million), energy/fuel (R$18 million) and general manufacturing costs (R$12 million), although the downturn was partially offset by the increase in costs from slab purchases (R$78 million). In comparison with the 4Q05, the corresponding savings stood at R$62 million, R$83 million, R$28 million and R$80 million.

    As for the main raw materials, the coal acquisition cost increased from US$134/t, in the final quarter of 2005, to US$ 138/t, reflecting a more up-market coal mix. The coke price, on the other hand, plunged from US$327/t to US$277/t as a result of the consumption of materials with lower average costs, given the big reduction in coke inventories purchased when price were exceptionally high. The average March/06 cost of the coal and coke inventories was US$ 120/t and US$ 240/t, respectively.

Operating Expenses

     The reduction in export volume led to a R$45 million (29%) in the sales expenses. General and administrative expenses and depreciation and amortization remained in line.

     The Company provisioned R$ 176.6 million under other operating income for loss of profit in the first quarter. This provision generates a PIS/Confins charge of R$ 16.3 million, accounted in the net financial results line.

     As a result, operating expenses fell by R$230 million over the quarter before.

EBITDA

     The Company reported an EBITDA of R$948 million in the quarter, reflecting impact of the accident in Blast Furnace #3 in the sales volume. It is worth to highlight that this result was reached even with the 30-days deductible in insurance for profit loss, i.e., losses related to the accident in the 30-days period after the initial insurance claim are not covered and thus directly impact the EBITDA.

     Additionally, if we ignore these provisions for profit loss, which value is R$160.3 million*, EBITDA records a 40% margin, still one of the highest in the sector, reiterating once more the competitiveness of the Company.
* R$176.6 million net of R$16.3 million PIS/Cofins.

EBITDA and EBITDA Margin	1Q06 x	1Q06 x
Change (consolidated)	4Q05	1Q05
EBITDA (ch. %)	-25	-44
Margin (ch. p.p.)	-3	-9
*Adjusted EBITDA (ch. %)	-10	-33

*EBITDA and EBITDA Margin accounting for the effect of provision for lost profits

Net Financial Result and Debt

     The net financial result was negative by R$107 million, a 74% decrease when compared to the previous quarter, which recorded an R$404 million expense. The considerable improvement was mainly due to gains from treasury transactions.

     Net debt increased by R$310 million, due to the R$937 million dividend pay-out in February/06, in turn raising the net debt/ EBITDA ratio from 1x to 1.2x. However, gross debt remained virtually flat. The debt had an average cost of 8.6% p.a., in Brazilian Reais, or 53% of the CDI, while the average tenor was 13 years.

*Takes into account the 12-months accumulated EBITDA.

Income Taxes

Income taxes recorded a quarterly expense of R$220 million, versus R$4 million revenue in the previous three months. The variation was essentially due to a lower pre-tax result and a positive exchange variation on foreign investments in the 4Q05.

Net Income

     First-quarter net income dipped 3% quarter-over-quarter due to the fall in gross profit, in turn caused by the accident in Blast Furnace #3 and the provision for income tax and social contribution expenses, neither of which occurred in the previous quarter.

Capex

     Quarterly investments totaled R$248 million, including R$53 million in the Sepetiba Port expansion project, in turn part of the Casa de Pedra expansion project; R$31 million in MRS*, R$12 million in CFN* and RS$69 million in industrial maintenance.

    *corresponding to CSN’s respective 33% and 50% stakes in these companies

Working Capital

     Working capital expenditure in the quarter fell by R$146 million, chiefly due to the reduction in accounts receivable from the export market, caused by lower export volume, and the increase in the tax payable account. However, both of these positive effects were largely offset by the decrease in the suppliers line, due to reduced raw-material needs.

			In R$ MM
Account	4Q05	1Q06	Change
Assets	3,409	3,129	279
Cash equivalents	135	213	-77
Accounts receivable	1,366	1,061	305
Domestic market	879	874	5
Exports market	588	298	290
Allowance for doubtful accounts	(101)	(111)	10
Inventory	1,907	1,856	51
Liabilities	1,588	1,455	-133
Suppliers	1,262	1,031	-230
Wages and Social Contribution	85	80	-5
Tax payable	241	343	102
Working capital	(1,820)	(1,675)	146

Capital Market

     CSN’s shares appreciated by 43% in the first three months of the year, reflecting the positive international scenario and the consolidation of the global steel sector.

     The Company’s healthy results in the fourth quarter of 2005 and expectations of healthy performance on the domestic and export markets in 2006, combined with the on-schedule investment projects, also played an important role in the share’s appreciation.

Capital Market - CSNA3/SID

	1Q05	2Q05	3Q05	4Q05	1Q06
N# of shares	286,917,045	286,917,045	272,067,946	272,067,946	272,067,946

Market Capitalization
Closing price (R$/share)	50.92	35.83	48.94	47.55	68.05
Closing price (US$/share)	24.10	16.15	23.22	21.40	31.42
Market Capitalization (R$ million)	14,610	10,279	13,314	12,936	18,514
Market Capitalization (US$ million)	5,480	4,373	5,991	5,527	8,522

Variation
CSNA3 (%)	14.4	(29.6)	36.6	(2.8)	43.1
SID (%)	23.1	(33.0)	43.8	(7.8)	46.8
Ibovespa - index	26,610	25,051	31,583	33,455	37,951
Ibovespa - variation (%)	1.6	(5.9)	26.1	5.9	13.4

Volume
Average daily (n# of shares)	893,803	1,039,721	869,511	825,845	844,315
Average daily (R$ Thousand)	52,964	48,460	39,741	37,706	50,665
Average daily (n# of ADR´s)	840,623	815,547	812,392	773,876	1,007,920
Average daily (US$ Thousand)	18,813	15,283	15,715	15,384	27,910

Source: Economática

Recent Developments

• General Shareholders’ Meeting

     At the Annual and General Extraordinary Shareholders’ Meeting on April 28, the Company’s shareholders deliberated on the following:

Dividends

     Shareholders approved the payment of interest on own capital and dividends, totaling R$259 million and R$128 million, respectively, with R$ 387 million paid on May 8, 2006. Adding the amount paid in February, ratified by the Shareholders’ Meeting, the Company paid out a total of R$1,324 million as dividends and interest on own capital related to 2005 results.

Board of Directors

     The eight members of the Board of Directors were re-elected with a mandate lasting until the General Shareholders’ Meeting of 2007.

Acquisition of Prada

     Shareholders approved the capitalization of all the credits held by the Company against Companhia Metalúrgica Prada, in the amount of R$175 million, and the acquisition of all Prada’s for the token sum of R$1.00. As a result, the Company took control of Prada and its assets and liabilities, booked on 02/28/2006.

     Prada is Brazil’s largest steel packaging producer. It has been present in this market since 1936 and produces over 1 billion steel cans per year from 4 plants in São Paulo, Araçatuba, Gaspara and Uberlância, supplying the chemical and food product sectors. Prada’s market share in 2004 was 20%.

• Issuance of Debentures

     In May 2006, CSN issued R$600 million in non-convertible debentures, due in 2012 (6-year maturity), with no advanced redemptions and interest equivalent to 103.6% of the CDI (Brazilian interbank rate).

• Lusosider

     On May 9, CSN signed a share purchase agreement with Corus Group Plc for the outright acquisition of Lusosider Projectos Siderúrgicos S.A., a Portuguese company in the flat steel segment which produces pickled hot-rolled, cold-rolled, hot-dip galvanized and tin plate. Previously, CSN had shared control of Lucosider equally with Corus.

     The acquisition, for €25 million, reinforces the Company’s commitment to its global expansion strategy, increasing its international operations by acquiring finishing lines located near the largest steel markets.

     In 2005 Lusosider, located in Seixal on the outskirts of Lisbon, produced 203,000 tonnes of galvanized, 28,000 tonnes of pickled hot-rolled and cold-rolled and 71,000 tonnes of tin plate, from a workforce of 249.

     The conclusion of the transaction is subject to the approval of the Portuguese Antitrust Commission, a process which should take around 45 days.

Outlook

     Following the slowdown in apparent domestic consumption in 2005 and the beginning of 2006, the market looks set to recover, fueled by expectations of more robust economic growth in Brazil. The IISI (International Iron & Steel Institute) believes apparent Brazilian consumption of finished steel products will move up by 9.5% this year. We ourselves expect 7% growth in domestic demand for flat steel, based on an economic scenario which includes falling interest rates and increased government spending on public work, in addition to our own internal studies.

     On the international front, beginning-of-year forecasts indicated that prices would only start coming down as of the third quarter, when supply and demand would reach equilibrium point. However, some companies, especially in Europe, have expressed the off-the-record view that prices could even go up further in the third quarter, calling into question all the estimates of a slight decrease in the inclination of the price curve.

First Quarter 2006 Earnings Release Webcasts

CSN will host a presentation to discuss its first quarter 2006 earnings as follows:

Portuguese Presentation
(with simultaneous translation into English)
May 11, 2006 – Thursday
10:00 am – Brasília
9:00 am – EST
Through the links:
http://www.mz-ir.com/webcast/csn/1t06/ -
Portuguese
http://www.mz-ir.com/webcast/csn/1t06/?e
English

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a steel complex comprising investments in infrastructure and logistics whose operations include captive mines, an integrated steel mill, service centers, ports, and railways. With a total annual production capacity of 5.6 million tonnes of crude steel and consolidated gross revenues of R$ 12.3 billion in 2005, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. They include future results that may be implied by historical results, the statements under “Outlook”, the expected cost of net debt compared to the CDI in 2005. Actual results, performances or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

There follows seven pages with tables

INCOME STATEMENT
CONSOLIDATED - Corporate Law - In Thousand of R$

	1Q2005	4Q2005	1Q2006
Gross Revenue	3,577,631	2,842,898	2,408,857
Gross Revenue deductions	(715,362)	(435,351)	(455,910)
Net Revenus	2,862,269	2,407,547	1,952,947
Domestic Market	2,173,910	1,393,905	1,345,188
Export Market	688,359	1,013,642	607,759
Cost of Good Sold (COGS)	(1,479,577)	(1,342,773)	(1,216,783)
COGS, excluding depreciation	(1,254,079)	(1,127,865)	(983,655)
Depreciation allocated to COGS	(225,498)	(214,908)	(233,128)
Gross Profit	1,382,692	1,064,774	736,164
Gross Margin (%)	48.3%	44.2%	37.7%
Selling Expenses	(135,275)	(155,697)	(110,942)
General and andminstrative expenses	(66,230)	(70,945)	(70,884)
Depreciation allocated to SG&A	(12,039)	(13,709)	(12,752)
Other operation income (expense), net	(33,274)	(48,163)	136,255
Operating income before financial equity interests	1,135,874	776,260	677,841
Net Financial Result	(104,246)	(404,465)	(106,634)
Financial Expenses	(332,348)	(410,562)	(343,806)
Financial Income	390,212	330,325	(23,363)
Net monetary and forgain exchange variations	(162,110)	(324,228)	260,535
Equity interest in subsidiary	(19,678)	(19,978)	(10,789)
Operating Income (loss)	1,011,950	351,817	560,418
Non-operating income (expenes), Net	(840)	(3,197)	201
Income Before Income and Social Contribution Taxes	1,011,110	348,620	560,619
(Provition)/Credit for Income Tax	(215,885)	1,717	(165,028)
(Provition)/Credit for Social Contribution	(78,393)	2,018	(55,173)

Net Income (Loss)	716,832	352,355	340,418

EBITDA*	1,406,685	1,053,040	787,466

EBITDA Margin (%)	49.1%	43.7%	40.3%

* EBITDA = Gross income excluding selling, general and adminstrative expenses added to depreciation, amortization and exhaustion.

INCOME STATEMENT
PARENT COMPANY - Corporate Law - In Thousand of R$

	1Q2005	4Q2005	1Q2006
Gross Revenue	3,140,698	2,117,249	1,872,179
Gross Revenue deductions	(658,600)	(351,022)	(367,492)
Net Revenus	2,482,098	1,766,227	1,504,687
Domestic Market	2,042,256	1,085,674	1,103,673
Export Market	439,842	680,553	401,014
Cost of Good Sold (COGS)	(1,209,555)	(1,010,211)	(1,003,240)
COGS, excluding depreciation	(1,011,833)	(825,692)	(798,130)
Depreciation allocated to COGS	(197,722)	(184,519)	(205,110)
Gross Profit	1,272,543	756,016	501,447
Gross Margin (%)	51.3%	42.8%	33.3%
Selling Expenses	(76,888)	(70,923)	(63,662)
General and andminstrative expenses	(45,310)	(50,727)	(48,350)
Depreciation allocated to SG&A	(6,607)	(5,864)	(5,769)
Other operation income (expense), net	(32,792)	(43,190)	130,065
Operating income before financial equity interests	1,110,946	585,312	513,731
Net Financial Result	(326,514)	(523,471)	(150,433)
Financial Expenses	(263,731)	(827,355)	(271,419)
Financial Income	1,389	744,655	(340,591)
Net monetary and forgain exchange variations	(64,172)	(440,771)	461,577
Equity interest in subsidiary	245,091	270,422	82,948
Operating Income (loss)	1,029,523	332,263	446,246
Non-operating income (expenes), Net	(920)	(2,275)	104
Income Before Income and Social Contribution Taxes	1,028,603	329,988	446,350
(Provition)/Credit for Income Tax	(205,986)	(112,194)	(109,125)
(Provition)/Credit for Social Contribution	(73,894)	(32,279)	(39,197)

Net Income (Loss)	748,723	185,515	298,028

EBITDA*	1,348,067	818,885	594,545
EBITDA Margin (%)	54.3%	46.4%	39.5%

Additional Information

Delibetated Dividends and Interest on Equity

Proposed Dividends and Interest on Equity	48,405	1,139,911	43,796

Number of Shares** - thousands	276,193	258,182	257,413

Earnings Loss per Share - R$	2.71	0.72	1.16

* EBITDA = Gross income excluding selling, general and adminstrative expenses added to depreciation, amortization and exhaustion.
** Excluding shares held in treasury

BALANCE SHEET
Corporate Law - thousands of R$

	Parent Comany		Consolidated
	3/31/2006	12/31/2005	3/31/2006	12/31/2005
Current Assets	4,174,905	5,545,203	7,727,828	8,164,081
Cash	34,251	73,034	212,564	135,185
Trade Accounts Receiveble	1,595,851	1,772,853	1,060,728	1,366,047
Inventory	1,351,568	1,396,406	1,856,176	1,907,462
Marketable securities	125,387	1,422,761	3,422,568	3,709,753
Deferred Income Tax and Social Contribution	430,326	439,793	470,112	503,139
Other	637,522	440,356	705,680	542,495
Long-term Assets	1,752,491	1,686,801	1,998,745	2,063,043
Permanet Assets	17,409,649	17,313,950	14,209,717	14,220,586
Investments	5,195,432	5,098,885	253,368	270,745
PP&E	12,033,378	12,020,165	13,664,783	13,638,200
Deffered	180,839	194,900	291,566	311,641

TOTAL ASSETS	23,337,045	24,545,954	23,936,290	24,447,710

Current Liabilities	4,215,987	5,300,857	4,263,689	4,819,657
Loans and Financing	1,582,751	1,641,624	1,946,570	1,464,493
Suppliers	909,724	1,149,504	1,031,361	1,261,690
Taxes and Contributions	468,140	305,526	595,476	452,689
Dividends Payable	431,179	1,324,087	431,179	1,324,087
Other	824,193	880,116	259,103	316,698
Long-term Liabilities	12,370,746	12,709,907	12,945,059	13,149,531
Loans and Financing	6,283,323	6,873,907	6,843,268	7,334,012
Provisions for contingences	3,459,989	3,193,064	3,535,353	3,265,677
Deffered Income and Social Contributions Taxes	2,133,258	2,162,947	2,133,258	2,162,947
Other	494,176	479,989	433,180	386,895
Future Period Results	-	-	6,005	6,081
Shareholdres' Equity	6,750,312	6,535,190	6,721,537	6,472,441
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	-	-	-	-
Revaluation Reserve	4,460,422	4,518,054	4,460,422	4,518,054
Earnings Reserve	973,800	973,800	911,051	911,051
Treasury Stock	(676,721)	(637,611)	(676,721)	(637,611)
Earnings Reserve	311,864	-	345,838	-
Retained Earnings	23,337,045	24,545,954	23,936,290	24,447,710

TOTAL LIABILITIES AND SHAREHOLDERS´
EQUITY	23,337,045	24,545,954	23,936,290	24,447,710

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law - thounsands of R$

	1Q2005	4Q2005	1Q2006
Cash Flow from Operating Activities	1,495,881	1,892,439	299,797
Net Income for the period	716,832	352,355	340,418
Exchange rate defferal	-	-	-
Net exchange and monetary variations	640	354,983	(462,454)
Provision for financial expenses	235,585	237,274	185,919
Depreciation, exhaustion and amortization	239,353	230,526	245,878
Equity results	19,679	19,978	10,790
Deferred income taxes and social contributions	17,905	(168,510)	10,592
Provisions	(57,340)	10,470	(133,651)
Working Capital	323,227	855,363	102,305
Accounts Receivable	(233,920)	107,822	302,637
Inventory	211,818	(4,674)	50,315
Suppliers	119,161	240,924	(207,036)
Taxes	303,980	820,599	120,314
Others	(77,812)	(309,308)	(163,925)
Cash Flow from Investment Activities	(152,373)	(255,573)	(245,279)
Investments	(161)	(260)	4,328
Fixed Assets/Deferred	(152,212)	(255,313)	(249,607)
Cash Flow from Financing Activities	978,811	(2,293,458)	(451,757)
Issuances	1,394,070	93,817	853,713
Amortizations	(238,948)	(1,719,364)	(178,989)
Interests Expenses	(131,723)	(373,898)	(151,156)
Dividends/Interest on own capital	(12)	(75)	(936,215)
Shares in treasury	(44,576)	(293,938)	(39,110)

Free Cash Flow	2,322,319	(656,592)	(397,239)

Net Financial Result
Parent Company - Corporate Law - thousands of R$

	1Q2005	4Q2005	1Q2006
Financial Expenses	(332,348)	(350,545)	(343,806)
Loans and financing	(241,217)	(231,728)	(201,309)
Local currency	(43,236)	(38,644)	(165,239)
Foreign currency	(197,981)	(193,084)	(36,070)
Taxes	(83,304)	(104,696)	(131,417)
Other financial expenses	(7,827)	(14,121)	(11,080)

Financial Income	390,212	270,308	(23,363)
Income from cash investments	78,994	743,774	40,060
Other income	311,218	(473,466)	(63,423)

Exchange and monetary variations	(162,110)	324,228	260,535
Net monetary change	(12,341)	(16,446)	(8,397)
Net exchange change	(149,769)	(307,782)	268,932

Net Financial Result	104,246	(404,465)	(106,634)

Net Financial Result
Consolidated - Corporate Law - thousands of R$

	1Q2005	4Q2005	1Q2006
Financial Expenses	(263,731)	(271,932)	(271,419)
Loans and financing	(94,835)	(105,683)	(82,390)
Local currency	(41,393)	(38,303)	(46,641)
Foreing currency	(53,442)	(67,380)	(35,749)
Transaction with subsidiaries	(84,642)	(61,682)	(58,547)
Taxes	(77,642)	(98,398)	(126,604)
Other financial expenses	(3,612)	(6,169)	(3,878)

Financial Income	1,389	189,232	(340,591)
Income from cash investments	5,044	713,175	7,822
Other income	(3,655)	(523,943)	(348,413)

Exchange and monetary variations	(64,172)	(440,771)	461,577
Net monetary change	(7,554)	(11,759)	(9,470)
Net exchange change	(56,618)	(429,012)	471,047
Deffered exchange losses

Net Financial Result	(326,514)	(523,471)	(150,433)

NET REVENUE PER UNIT
Consolidated - In R$/tonne

	1Q2005	4Q2005	1Q2006
DOMESTIC MARKET	2,118	1,890	1,808
Slabs	866	664	650
Hot Rolled	1,781	1,405	1,338
Cold Rolled	2,122	1,670	1,562
Galvanized	2,453	2,048	2,013
Tin Plate	2,463	2,505	2,465
EXPORT MARKET	2,180	1,335	1,503
Slabs	-	499	-
Hot Rolled	1,649	998	1,013
Cold Rolled	2,151	1,101	1,471
Galvanized	2,256	1,788	1,565
Tin Plate	2,421	1,987	1,875
TOTAL MARKET	2,133	1,581	1,688
Slabs	978	526	650
Hot Rolled	1,764	1,160	1,242
Cold Rolled	2,125	1,385	1,535
Galvanized	2,366	1,908	1,768
Tin Plate	2,452	2,272	2,258

NET REVENUE PER UNIT
Parent Company - In R$/tonne

	1Q2005	4Q2005	1Q2006
DOMESTIC MARKET	2,020	1,816	1,667
Slabs	866	664	650
Hot Rolled	1,729	1,399	1,270
Cold Rolled	1,922	1,517	1,402
Galvanized	2,386	2,016	1,811
Tin Plate	2,388	2,373	2,322
EXPORT MARKET	1,853	1,043	1,211
Slabs	1,493	678	-
Hot Rolled	1,553	822	896
Cold Rolled	1,816	1,072	1,136
Galvanized	1,959	1,377	1,363
Tin Plate	2,255	1,586	1,557
TOTAL MARKET	1,987	1,393	1,508
Slabs	1,352	676	650
Hot Rolled	1,702	1,018	1,126
Cold Rolled	1,913	1,289	1,329
Galvanized	2,282	1,790	1,634
Tin Plate	2,355	2,025	2,074

SALES VOLME
Consolidated - Thousand of tons

	1Q2005	4Q2005	1Q2006
DOMESTIC MARKET	897	598	604
Slabs	8	16	11
Hot Rolled	362	169	192
Cold Rolled	140	87	98
Galvanized	205	177	160
Tin Plate	182	150	144
EXPORT MARKET	300	752	393
Slabs	-	81	-
Hot Rolled	55	255	81
Cold Rolled	15	87	42
Galvanized	162	207	193
Tin Plate	67	123	77
TOTAL MARKET	1,197	1,350	997
Slabs	8	96	11
Hot Rolled	417	424	272
Cold Rolled	155	173	140
Galvanized	367	383	353
Tin Plate	249	272	221

SALES VOLUME
Parent Company - Thousand of tons

	1Q2005	4Q2005	1Q2006
DOMESTIC MARKET	958	540	612
Slabs	8	16	11
Hot Rolled	361	141	182
Cold Rolled	218	103	121
Galvanized	186	138	153
Tin Plate	185	143	144
EXPORT MARKET	234	652	328
Slabs	28	81	-
Hot Rolled	66	274	113
Cold Rolled	20	109	46
Galvanized	60	75	100
Tin Plate	60	113	69
TOTAL MARKET	1,192	1,192	940
Slabs	36	96	11
Hot Rolled	427	414	295
Cold Rolled	238	212	167
Galvanized	245	213	253
Tin Plate	245	257	213

EXCHANGE RATE
In R$/US$

	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Average	2.6652	2.4818	2.3428	2.2509	2.1974

% change	-4.3%	-6.9%	-5.6%	-3.9%	-2.4%

End of Period	2.6662	2.3504	2.2222	2.3407	2.1724

% change	0.4%	-11.8%	-5.5%	5.3%	-7.2%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.